BARBER SURGEONS GUILD

Investor Presentation
Fall 2016
Confidential



Scientifically and experientially improving grooming with medical expertise and modern technology.



THE BARBER SURGEON WAS A MEDICAL AND GROOMING PRACTITIONER OF MEDIEVAL EUROPE – AS DEXTEROUS BEARERS OF SHARP INSTRUMENTS, THE BARBER SURGEON WAS CHARGED WITH EVERYTHING FROM PROVIDING CLEAN SHAVES TO SURGICAL PROCEDURES. IT WASN'T UNTIL THE 1700'S WHEN THE BARBER AND THE SURGEON SEPARATED.

BARBER SURGEONS GUILD HONORS TRADITION WITH A COMMITMENT TO COMBINING THE MOST ADVANCED MEDICAL SCIENCE OUR HAIR RESTORATION SURGEONS CAN OFFER WITH THE AESTHETIC COLLABORATING OF MENS GROOMING EXPERTS IN A CLASSIC BARBERSHOP EXPERIENCE.

OUR LOCATIONS ARE CURATED RETAIL EXPERIENCES FEATURING HIGH END GROOMING AND HIGH TECH HAIR RESTORATION SERVICES. ONLINE OUR SITE FEATURES NEWS ABOUT THE LATEST IN MEN'S STYLE AND GROOMING, AS WELL AS OUR E-COMMERCE DESTINATION WHERE CUSTOMERS CAN PURCHASE OUR PRODUCTS AND BOX SUBSCRIPTIONS.

OUR HIGHLY SELECTIVE AFFILIATE NETWORK, BARBER SURGEONS GUILD, IS A COLLECTION OF THE TOP BARBERS, STYLISTS AND GROOMING EXPERTS ACROSS THE COUNTRY THAT EXPONENTIALLY SCALE OUR BUSINESS AS BRAND AMBASSADORS.





ARI S. GOLDBERG
FOUNDER

An innovative serial entrepreneur, Goldberg brings a multi-faceted expertise in marketing, strategy, pop-culture, consumer behavior, and business development. Goldberg was the Founder and CEO of StyleCaster (acquired by SheKnows, 2014), Co-Founder of Sociocast (acquired by Aol, 2015) and Founding Member of Qwiki (acquired by Yahoo, 2014). Prior to StyleCaster, Goldberg served as VP of Strategy and Business Development for LeBron James and LRMR Marketing, and Director of Business Development for Steve Stoute at Translation. He has been featured in numerous outlets including the New York Times, Fox Business News, Bloomberg News, Huffington Post, and Entrepreneur among others. Goldberg holds degrees in both economics and political science from New York University, as well having studied in the sports marketing master's degree program at New York University.

Q1, 2017
CEO

JUSTIN ROME
FOUNDER

Dr. Rome is a fellowship trained facial plastic surgeon. He performed over 500 manual and robotic FUE cases in his fellowship before opening his own location in Beverly Hills which he started in 2015. His center has been recognized as an ARTAS Center of Clinical Excellence for 2015 and 2016. Dr. Rome is dedicated to innovation and advancement in the field of hair restoration and is a primary investigator for multiple research studies. Dr. Justin Rome underwent extensive training in his surgical subspecialty. After he graduated from Drexel University College of Medicine in Philadelphia PA, he completed an Internship at Lenox Hill Hospital in New York City, NY, followed by a Residency at Albert Einstein University in Bronx, NY, then finally Fellowships at the Bassin Center for Plastic Surgery and The Orlando Hair Restoration Center in Orlando, FL. Dr. Rome is an active member of following associations: American Academy of Cosmetic Surgery, American College of Surgeons, American society of Hair Restoration Surgery, American society of Liposuction Surgery, American Society of Cosmetic Laser Surgery and the California Academy of Cosmetic Surgery.

Q1, 2017
VP, CLINICAL SERVICES

PIROOZ SARSHAR
VP OF RETAIL

Learning the art of grooming and cutting hair at the age of 14 and with 20+ years of experience, Pirooz Sarshar has been shaping the men's grooming industry since 1999. A coach, author, entrepreneur and grooming authority for countless publication and media sources, Pirooz pioneered the grooming industry with the creation of the first online grooming portal for men, followed by the countries first barber spa.

Q1, 2017
VP, RETAIL

Q1, 2017
LOCATION MANAGER

4



By the age of 35, 2/3 of American men will experience some degree of appreciable hair loss.

By the age of 50 approximately **85% of men have significantly thinning hair.**



American Academy of Dermatology estimates **80 million men and women** in the United States suffer from hereditary thinning or baldness.



Number of U.S. men experiencing hair loss:

35 million


HAIR
RESTORATION
RETAIL +
PRODUCTS
MEN’S GROOMING

Barber Surgeons Guild is poised for exponential revenue growth through our digital media, diverse revenue streams and influential brand ambassador network.



Revenue

Costumer Growth

3 Audience Growth + New Revenue Streams + Affiliate Strategy

2 Audience Growth + New Revenue Streams

1 Audience Growth

	Website Traffic	Product Price	Revenue
Current Business	1,000	Hair Restoration $15,000	$700,000
Audience Growth	50,000	Hair Restoration $15,000	$9,370,000
New Revenue Streams	50,000	Hair Restoration $15,000 PRP Injections $1,000 BSG Products $50	$13,370,000
Affiliate Network	500,000	Hair Restoration $15,000 PRP Injections $1,000 BSG Products $50	$58,750,000

Our founders have **extensive** **experience** in creating **digital** **audience scale**.



AWARENESS

ACQUISITION

CONVERSION

RETENTION

REFERRAL

Digital Marketing
Retargeting
SEO/SEM
Instagram/Facebook/Pinterest/Twitter

PR
Content Marketing
Online and TV Programming
Blogger, Celebrity, & Influencer Partnerships
Paid Social Media Acquisition

Landing Pages
Brand & Retail Partnerships

Email Marketing
Social Platform
Push Notifications

Events
Contests & Giveaways
Viral App
Content Syndication



$1.87B

Surgical hair restoration worldwide revenue

$21.4B

Global male grooming market



The preeminent retail and grooming experience with 4 locations, and a significant digital media presence by the end of 2018.

LOS ANGELES   250,000+ website visits

SOUTH BEACH, MIAMI*   100,000+ social followers

DOWNTOWN NEW YORK CITY *   25,000+ email database

SAN FRANCISCO   500+ BSG affiliate members

* ARTAS ROBOT MACHINE - FIRST TO MARKET

Of the 100,000 annual procedures in the US, 50,000 are strip and 50,000 are FUE. Of the 50,000 FUE, **only 5% are robotic.**



50%



5%



45%

COMPETING PROCEDURES:
Manual FUE (Neograft)
FUT (Strip Method)

ARTAS has 220+ patents with 10 yrs of R and D before it became commercially available just 5 years ago. Every year a hardware and software update are retrofitted to the robot so it does not become obsolete, but rather it gets upgraded. Also in 2017, version 9x of ARTAS will allow us to robotically place grafts, the final step which we still do manually now.

THE ARTAS ROBOTIC SYSTEM vs NEOGRAFT


ARTAS®
VS
Neograft
ARTAS®
VS
Neograft
ARTAS®
VS
Neograft

	Neograft non-robotic device	ARTAS Robotic System
System Features	Hand held device prone to user variability	Computerized digital imaging for micron level accuracy. Precise graft dissection, Advanced robotic arm, Consistent
Digital Mapping	None	3D digital hair calculations
Precise Control	Manual Alignment	Image-guided auto hair alignment
Graft Quality	Skinny, exposed	Healthy, protected
Donor Area	Manual	Programmable safeguard to maintain natural appearance



Barber Surgeons Guild is raising **$1M USD for growth and expansion.**

The company is selling a **12.5% interest.**

Barber Surgeons Guild is curating a **select group of successful, high-net worth individuals** that have **extensive networks** of well to do men who care about their appearance.

BARBER SURGEONS GUILD

Dr. Justin Rome
917.647.1644

Ari S. Goldberg
917.907.0399